UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By	:	/s/ Catherine Qin Zhang
Name:	:	Catherine Qin Zhang
Title:	:	Chief Financial Officer

Date: February 9, 2011

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Announces Management Changes

Company Announces Three Personnel Changes to Senior Management

BEIJING, January 31, 2011 – AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced the following management changes:

•

Mr. Jun Xiao, a co-founder of AutoNavi who has served as the Company’s senior vice president of sales and marketing since April 2002 and Chief Operating Officer (COO) since October 2009, has resigned from those positions for personal reasons, effective immediately, but will continue to serve as a director of the Company;

•

Mr. Yongqi Yang, the Company’s Chief Technology Officer (CTO) since March 2007, has transitioned from his position as CTO to executive vice president of AutoNavi’s automotive business and will assume Mr. Jun Xiao’s former primary responsibilities;

•	Mr. Hai Cui will succeed Mr. Yang as the Company’s new CTO, effective on February 9, 2011.

Upon the completion of these management changes, AutoNavi will no longer keep the position of COO as part of its senior management structure.

AutoNavi’s Chief Executive Officer Mr. Congwu Cheng commented, “As a co-founder, senior vice president of sales and marketing and later on as the Company’s COO, Jun was a key driver of our automotive business. Through his deep expertise and extensive experience, he helped enhance our automotive business capabilities tremendously. We thank him for his years of dedicated service as an executive officer and look forward to continuing to work with him in his capacity as director.”

Mr. Cheng continued, “I am also pleased to announce the appointment of Yongqi as the executive vice president of our automotive business. As CTO, Yongqi made significant contributions across all three business lines, helping us secure our leadership position in digital map content and location-based solutions in China. In his new role, he will leverage his vast knowledge by leading our automotive navigation business, as we continue to build out our connected navigation services platform. Through his years of experience working in both technology start-ups and large multi-national technology companies, Yongqi has cultivated a unique blend of innovation and technical expertise that will serve him well in his new position.”

Prior to joining AutoNavi as the Company’s new CTO, Mr. Cui was the head of the China Technology Development Center at NHN Corporation (KOSPI: 035420), a leading, publicly-listed Internet company based in the Republic of Korea, from February 2009 to January 2011. During that time, he led an experienced team that was focused on building platform technologies for large-scale Internet services. Before that, he spent nine years with Microsoft Corporation, where he built and led a specialized engineering team focused on technology engagement with China Mobile. Mr. Cui received a Master’s degree in Computer Science and Engineering from Michigan State University and a Bachelor of Science in Computer Science from Fudan University.

“Hai brings a wealth of hardware, mobile and Internet product development experience at multi-national corporations to our business,” continued Mr. Cheng. “In his capacity as CTO, Hai will focus on our development efforts in the wireless and Internet space. I’m confident that his deep understanding of these industries in China will help us to further expand our mobile and Internet platforms as we strive to continue delivering innovative solutions to our customers.”

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com